Management Discussion and Analysis of Financial Position and Results
of Operations for the Third Quarter ended December 31, 2006

General

The following information, prepared as of February 28, 2007, should be read in conjunction with the unaudited interim financial statements of Evolving Gold Corp. for the nine months ended December 31, 2006, as well as the audited financial statements for the year ended March 31, 2006 and the corresponding annual “Management Discussion and Analysis”. The financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless noted otherwise.

Evolving Gold Corp. (“Evolving” or the “Company”) is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in four properties located in New Mexico and Nevada, United States of America, Northwest Territories and Labrador, Canada. Recently they have focused on the development of properties where management believes there is potential for the discovery of high grade deposits because of the proximity to a proven deposit or operating mine. The Company continues to believe that it is in the best interest of its shareholders to continue focusing on these areas of high grade discoveries. The Winnemucca Mountain property is at the intermediate stage of exploration stage and is situated in a location which offers good access and infrastructure together with weather conditions conducive to a twelve month work program. The Labrador and Malone properties are considered to be at an earlier stage of exploration. The Northwest Territories property is not currently being further developed.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the “CNQ”) for the listing of its common shares on the CNQ, under stock symbol “CNQ:GOLD”. The Company officially began trading on the CNQ on June 14, 2004. On June 30, 2005, the Company filed a final amendment #5 as part of the Securities and Exchange Commission (“SEC”) 20-F registration process required to obtain approval to list its shares on the NASD.OTCBB exchange in the United States. On July 25, 2005 their application was confirmed and they began trading on July 28, 2005 under the stock symbol “OTCBB:EVOGF”. Currently the Company is in the preliminary stages of seeking to list its shares on the Canadian TSX Venture Exchange. The Company continues to maintain its full listing in Canada on the CNQ.

Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD and OTCBB: EVOGF

Mineral Properties

1.	Winnemucca Property

Description

Effective December 3, 2004 and subsequently amended January 7, 2005, February 25, 2005, April 21, 2005, January 26, 2006, April 27, 2006, June 16, 2006 and July 7, 2006 the Company entered into an option agreement with Golden Sands Exploration Inc. (“Golden Sands”) and its subsidiary company AHL Holdings Ltd. to acquire unpatented mineral claims (“Golden Arc claims”) in Humboldt County, Nevada (the “Winnemuca Property”). Subsequent to this acquisition the Company also staked additional adjoining unpatented mining claims. The property, which has excellent road access, encompasses 560 hectares in Humboldt County’s high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008 including at least US$ 200,000 on Golden Arc claims by December 31, 2006 (CDN$ 603,336 has ben paid). In addition the Company must pay US$80,000 to the vendors (US$40,000 has now been paid in cash and US$40,000 has been paid by the issue of shares for debt) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (1,300,000 shares have now been issued). The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009. The property is subject to a 2% net smelter royalty (“NSR”). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to the Golden Arc unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining mineral claims. The property is also subject to advance royalty payments of US$20,000 (paid), and US$20,000 due by December 3, 2007. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

1.	Winnemucca Property (continued)

Description (continued)

Earn In Agreement with Meridian Gold Inc.

In September, 2005 the Company signed a letter of intent (“LOI”) with Meridian Gold Inc. regarding an option by Meridian Gold Inc. to acquire, directly or indirectly, an undivided 70% interest in 100% of Evolving’s Winnemucca property option. An earn-in agreement was subsequently signed on July 31, 2006 to formalize this arrangement under which Meridian Gold Inc. has assigned their interest to Meridian Minerals Corp. (“Meridian”). Under the terms of the agreement, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving by December 31, 2008 (US$ 160,000 has been received to date), investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. US$ 328,181 has been paid to December 31, 2006 and the Company is in the process of extending the deadline due to unforeseen drilling program delays. In addition it is anticipated that Meridian must deliver a pre- feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Exploration Program

The Company and Meridian plan to focus future exploration on the Swordfish Extension Zone within the Winnemucca Mountain vein system based on their preliminary review of the database constructed from data generated from previous exploration programs on the property. The Company had completed a detailed compilation of existing data and had made preliminary geological investigations on site in preparation for a 2005 fall field program. However, with the signing of the Letter of Intent with Meridian and the various amendments to the option agreement with Golden Sands, field work by the Company originally planned for the 2005 fall period was postponed until Meridian received an opinion of title. This opinion has now been received and it is expected that drilling will be continued as drill rigs become available. Under the terms of the Earn-In Agreement Meridian will manage the exploration at Winnemucca Mountain while they complete their earn-in requirements. Field work will consist of surface geological mapping, geophysical surveying of newly-interpreted target trends and drilling of the higher priority targets. As at December 31, 2006, the Company had incurred exploration costs of $603,336 on this property comprised of $321,240 for drilling, $105,311 for geological consulting and other database review work, $59,450 in permits and fees, aerial mapping of $5,300 and $112,035 in staking and recording cost.

2.	Voisey’s Bay Property

Description

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. (“Geocore”) whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore’s Voisey’s Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated forty kilometres west-southwest of the village of Nain. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 500,000 of cumulative exploration costs to be incurred by October 31, 2008. The property is subject to a 1 ½% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Exploration Program

At December 31, 2006, the Company had incurred $ 16,929 in geological consulting and report preparation, $18,600 for licenses and fees, and $7,440 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which are included under the existing option agreement. During the nine months ended December 31, 2006, the Company abandoned this option and accordingly accumulated costs incurred to December 31, 2006 of $80,171 were written off.

3.	Malone Property

Description

On April 17, 2006 the Company entered into a quitclaim deed and royalty agreement with Newmont North America Exploration Limited whereby the Company was granted all rights, title, estate and interest in unpatented mineral claims located in Lordsburg, New Mexico, United States of America in exchange for payment of US$ 10,000 (paid) and an additional US$ 10,000 payable in one year. The agreement is subject to a royalty of 2% of net smelter returns. The Company has incurred deferred exploration costs of $156,245 on this property during the nine months ended December 31, 2006 which includes $33,283 for surveying and environmental studies, $53,112 for geological consulting, $29,248 for geophysical consulting, $19,064 for permits, licenses and fees and $21,538 for field and other expenses.

Exploration Program

The Company has commenced to conduct a success-contingent exploration program for this property which includes geochemical sampling in an effort to detect both high grade veins and lower grade bulk tonnage deposits.

4.	Murray Property

Description

On July 22, 2003, the Company entered into the Murray Property Option Agreement with International Zimtu Technologies Inc.(“Zimtu”), a related public company, pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Murray property. At the time of the Murray Property Option Agreement the Company was a wholly owned subsidiary of Zimtu and Zimtu currently now owns less than 3% of the outstanding shares of the Company. The property consists of one mineral claim totalling 2,965 acres and is located 78 kilometres northeast of Yellowknife, Northwest Territories.

Exploration Program

During fiscal 2006 the Company wrote down the deferred costs of this property to nil and in fiscal 2007 wrote down an additional $11,825 which was paid in the year for staking fees. They are currently considering a small scale geological mapping and rock sampling program in an effort to identify any significant gold grades.

Summary of Quarterly Results (unaudited)

The following is a summary of the results from the eight previously completed financial quarters:

	Fiscal Year Ending March 31,
	2007			2006				2005
	December 31, 2006	Sept 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	Sept 30, 2005	June 30, 2005	March 31, 2005
Revenues	-	-	-	-	-	-	-	-
Net Loss	(77,230)	(192,225)	(195,002)	(135,723)	(76,642)	(143,485)	(234,929)	(124,810)
Loss per share, basic and fully diluted (Note 1)	(.005)	(.02)	(.02)	(.01)	(.01)	(.02)	(.03)	(.01)
Total assets	1,286,731	1,289,773	1,030,563	966,398	509,395	514,032	367,787	222,879
Deferred exploration expenditures - Canadian	5,625	24,864	2,135	5,643	-	2,828	13,700	7,617
Deferred exploration expenditures - US	514,838	33,585	20,809	46,951	2,932	50,117	41,874	48,476
Working capital (deficiency)	(12,777)	221,054	14,932	120,660	(150,208)	(59,050)	(112,620)	(143,711)

(Note1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss
Stock-based compensation costs of $136,675, $26,025, $78,000 and $120,900 were recorded for the quarters ended June 30, 2006, March 31, 2006, September 30, 2005 and June 30, 2005. A write-down of exploration expenditures was recorded for the quarter ended December 31, 2006, September 30, 2006 and March 31, 2006 of $5,625, $86,371 and $44,038 respectively.

Total Assets
The increase in total assets for the quarter ended June 30, 2005, reflects $140,490 in property option payments and deferred exploration costs financed by the shares for debt issue of $285,610. The September 30, 2005 quarter reflects $145,000 in proceeds received from a private placement, $27,000 received from the exercise of options and warrants and $244,000 in deemed proceeds arising from the issue of 400,000 shares required under the Winnemucca property option agreement. Total assets as at March 31, 2006 increased with the receipt of $381,000 from a private placement. The increase from that date until June 30, 2006 reflects the issue of an additional 400,000 shares required under the Winnemucca property option agreement with an ascribed value of $184,000. The increase in total assets at September 30, 2006 over total assets at June 30, 2006 is a result of $450,000 in cash proceeds received from a September, 2006 private placement which were partially used for mineral property deferred exploration and acquisition costs and administrative expenditures.

Working Capital
Until the quarter ended June 30, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the quarter ended June 30, 2005 was offset by the above mentioned “shares for debt issue” of $285,610. The Company’s working capital position as at September 30, 2005 then improved due to the proceeds received from the issue of shares being in excess of deferred exploration and administration expenses. Working Capital at December 31, 2005 reflects a drawdown due to administrative expenses incurred for the quarter. The aforementioned $381,000 private placement resulted in the increase to working capital for the quarter ended March 31, 2006. Working capital for the June 30, 2006 quarter then decreased due to administrative costs, deferred exploration expenses and property option payments. The September, 2006 private placement again resulted in an increase to working capital which was offset by the funds required for deferred exploration and day to day operations. Working capital for the December 31, 2006 quarter then decreased due to administrative costs and deferred exploration expenses.

Results of Operations

During the nine months ended December 31, 2006, the Company reported a net loss of $464,457 ($0.04 loss per share) compared to a loss of $455,056 ($0.06 loss per share) reported for the same nine month period ended December 31, 2005. The Company did not generate any revenue during either reporting period.

Expenses for the nine months ended December 31, 2006, include stock-based compensation of $136,675 (December 31, 2005 - $198,900) representing a non-cash charge incurred in connection with the granting of stock options and a write down of mineral property of $91,996 (December 31, 2005 – nil). Other major expense items in the nine months include consulting fees of $30,091 (December 31, 2005 - $38,250) , legal of $35,456 (December 31, 2005 – $61,208) which includes a charge for US filing preparation and preliminary work on the TSX listing application, (management fees of $49,075 (December 31, 2005 – nil) which reflect an increase due to the timing of services provided and promotion and advertising of $45,304 (December 31, 2005 - $86,190) which reflect various stock publications no longer being utilized offset by the current year’s utilization of an investor relations consultant.

Capital Expenditures

During the nine months ended December 31, 2006, the Company paid US$ 10,000 for advance royalty payments with respect to the Winnemucca property option and US$10,000 in compliance with the terms of the Malone property quit claim deed and royalty agreement. During this same period, Evolving also issued common shares with an imputed value of $184,000 with respect to the Winnemucca property option, incurred $601,856 in deferred exploration expenses relating to its various property options and paid legal costs of $83,938 which were recorded as part of resource property acquisition cost. Office furnishings of $18,189 were also acquired during the period.

Financing Activities

In May, 2006 the Company issued 400,000 common shares for deemed proceeds of $184,000 as part of the share issue required under the terms of the Winnemucca property option agreement. On September 7, 2006, the Company completed a non-brokered private placement of 1,500,000 units at a price of $0.30 per unit resulting in total cash proceeds net of share issue expense of $447,725. Each unit was comprised of one common share and one non-transferable common share purchase warrant with each warrant entitling the holder to purchase one common share in the Company for $0.40 per share for a period of two years. Pursuant to this private placement an additional 100,000 units were issued to one finder. During the three months ended December 31, 2006 $380,690 was recovered from Meridian relating to the funding of deferred exploration expenditures pursuant to the Winnemucca earn-in agreement.

In January, 2007, the Company also received 168,552 from Meridian for amounts required (net of withholding tax) under the Winnemucca property earn-in agreement and an additional $65,000 was received from the exercise of warrants.

Liquidity and Capital Resources

The Company’s aggregate operating, investing and financing activities for the nine months ended December 31, 2006 resulted in a cash decrease of $131,136. As at December 31, 2006, the Company’s cash balance was recorded as $91,817 and the Company had a working capital deficiency of $12,777.

The Company has not as yet put into commercial production any of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Pursuant to the Winnemucca Property agreement the Company must expend a total of US$4,000,000 before December 31, 2008. The Malone property agreement requires US$10,000 to be paid within one year. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

Transactions with Related Parties

During the nine months ended December 31, 2006 the Company incurred charges to significant shareholders and directors of the Company as follows:

	Nine months ended
	December 31,
	2006	2005

Consulting	$14,463	$25,000
Management fees	49,075	-
Rent and administration fees	3,000	6,000
Deferred exploration costs	52,325	25,000
		-

	$118,863	$56,000

Accounts payable and accrued liabilities includes $ 50,846 (March 31, 2006: $53,000) due to a director of the Company.

During the nine months ended December 31, 2006, 320,000 share purchase options were granted to directors of the Company resulting in a stock-based compensation charge of $95,300. During the nine months ended December 31, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 to directors of the Company and also during this period 20,000 warrants were exercised by a director for net proceeds of $5,000.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Off Balance Sheet Arrangements

To the best of management’s knowledge, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the company.

Critical Accounting Estimates

The Company’s financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company’s accounting policies are described in Note 2 to the audited financial statements as at March 31, 2006. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures.

Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. Two properties and some minor exploration of potential new properties have been written down with respect to the values attributed to resource properties and deferred exploration expenditures since inception.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.

All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

The CICA has also issued Section 1530 of the Handbook, titled Comprehensive Income. Comprehensive Income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impact of the adoption of this standard.

Changes in Accounting Policies

There were no changes to accounting policies for the nine months ended December 31, 2006.

Financial Instruments

As disclosed in its audited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Share Data

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued and outstanding:

           March 31, 2006 – 10,269,842 common shares for net consideration of $1,713,484
           December 31, 2006 – 12,269,842 common shares for net consideration of $2,345,569
           February 28, 2007 – 12,529,842 common shares for net consideration of $2,498,625

(c)	Outstanding stock options at February 28, 2007

Type of Security	Number	Exercise Price	Expiry Date
Stock options	250,000	$0.25	September 15, 2009
Stock options	185,000	$0.82	May 16, 2009
Stock options	150,000	$0.30	January 19, 2011
Stock options	430,000	$0.36	April 4, 2011
	1,015,000

(d)	Outstanding warrants at February 28, 2007

Type of Security	Number	Exercise Price	Expiry Date
Warrants	432,742	$0.82	May 10, 2007
Warrants	290,000	$0.55	September 14, 2007
Warrants	1,464,000	$0.40	January 18, 2008
Warrants	1,600,000	$0.40	September 7, 2008
	3,786,742

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company’s ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Stage of Development
The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company’s lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental
Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company’s properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Future Financings
If the Company’s exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Profitability of Operations
The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title
The Company’s properties may be subject to native land claims or government regulations.

Currency Risk
Two of the Company’s property options are located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

Additional Disclosure Requirements

Disclosure Controls and Procedures
Ideally the disclosure controls and procedures should be designed, under the supervision of the Board of Directors so as to provide reasonable assurance that material or potentially material information relating to the activities of the Company is made known to the Board of Directors and its Officers. Due to the small size of this Company the responsibility for establishing and maintaining disclosure controls and procedures for the Company lies only with Management although an audit committee of both non-management and management directors reviews the annual financial statements in detail prior to their approval of results. The shareholders’ auditors also conduct an independent audit of the annual financial statements of the Corporation and report on the fairness of these statements. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Investor Relations

During the nine months ended December 31, 2006 the Company paid $30,000 to an investor relations consultant. In addition management attended conferences, distributed Company press releases and updated shareholders as to corporate developments.

Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:

	Nine months
	ended December	Year ended
	31, 2006	March 31, 2006
Deferred property acquisition costs and advance
mineral royalties	$290,868	$391,729
Deferred exploration costs	$ 601,856	$ 173,466
Write down of mineral property	$ 91,996	$ -
Administrative expense	$372,461	$590,779

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the unaudited interim financial statements for the nine months ended December 31, 2006.

Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s website at www.evolvinggold.com.